Exhibit 99.1

BeyondSpring Regains Compliance with Nasdaq Minimum Bid Price Requirement

NEW YORK, October 30, 2023 – BeyondSpring Inc. (NASDAQ: BYSI) (“BeyondSpring” or the “Company”), a global clinical-stage biopharmaceutical company focused on using a groundbreaking technology platform for drug discovery and developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs, today announced that on October 27, 2023, it received a written notification (the “Notification Letter on Compliance”) from the Listing Qualifications Department from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

According to the Notification Letter on Compliance, the staff of Nasdaq has determined that for the 10 consecutive business days, from October 13, 2023 to October 26, 2023, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater, and the Company has regained compliance with the Nasdaq Listing Rule 5550(a)(2) and the bid price deficiency matter as previously disclosed is now closed.

About BeyondSpring

BeyondSpring (NASDAQ: BYSI) is a global clinical-stage biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. The Company is advancing its first-in-class lead asset, Plinabulin, as a direct anti-cancer agent in various cancer indications and to prevent chemotherapy-induced neutropenia. Its pipeline also includes three preclinical immuno-oncology assets. Additionally, BeyondSpring’s subsidiary, SEED Therapeutics, leverages a proprietary targeted protein degradation (TPD) drug discovery platform and has an initial R&D collaboration with Eli Lilly. Learn more by visiting https://beyondspringpharma.com.

Investor Contact:

IR@beyondspringpharma.com

Media Contact:

PR@beyondspringpharma.com